UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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09042880

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section NOV 3 0 2009 Washington, DC 110

SEC FILE NUMBER
8-216

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/08 (MM/DD/YY) AND ENDING 09/30/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:
Lord Abbett Distributor LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

90 Hudson Street
(No. and Street)

Jersey City	New Jersey	07302-3973
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lynn Gargano — (201) 827-2549
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDO Seidman, LLP
(Name — if individual, state last, first, middle name)

100 Park Avenue	New York	New York	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not in residence in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert S. Dow, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Lord Abbett Distributor LLC, as of September 30, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

Managing Member

Title

Notary Public

DENISE A. MARSHALL
Notary Public of New Jersey
My Commission Expires Feb 24, 2011

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Operations.
- ☐ (d) Statement of Changes in Member's Equity
- ☐ (e) Statement of Cash Flows.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Notes to Financial Statements.
- ☐ (h) Computation of Net Capital.
- ☐ (i) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (j) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (k) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (l) A Reconciliation Between the Audited and Unaudited Statements of Financial Condition With Respect to Methods of Consolidation.
- ☒ (m) An Oath or Affirmation.
- ☐ (n) A Copy of the SIPC Supplemental Report.
- ☐ (o) A Report Describing any Material Inadequacies Found to Exist or Found to Have Existed Since the Date of the Previous Audit.
- ☒ (p) Independent Auditors' Report.
- ☒ (q) Independent Auditors' Report on internal control required by SEC Rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BDO Seidman, LLP
Accountants and Consultants

100 Park Avenue
New York, New York 10017
Telephone: (212) 885-8000
Fax: (212) 697-1299

Independent Auditors' Report

Lord, Abbett & Co. LLC
Jersey City, New Jersey

We have audited the accompanying statement of financial condition of Lord Abbett Distributor LLC ("Company"), a wholly-owned subsidiary of Lord, Abbett & Co. LLC, as of September 30, 2009. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Lord Abbett Distributor LLC as of September 30, 2009 in conformity with accounting principles generally accepted in the United States of America.

BDO Seidman, LLP

November 18, 2009

Lord Abbett Distributor LLC

Statement of Financial Condition

September 30, 2009

Assets	
Cash and cash equivalents (including Lord Abbett U.S. Government and Government Sponsored Enterprises Money Market Fund of $30,288,653) (Note 3)	**$ 31,450,602**
Prepaid distribution costs	**27,395,306**
Receivable for distribution and service fees and sales commissions	**9,653,222**
Other	**74,240**
	$ 68,573,370
Liabilities and Member's Equity	
Liabilities:	
Accounts payable and accrued expenses	**$ 15,896,761**
Due to Managing Member and Affiliates (Note 4)	**7,328,972**
Total liabilities	**23,225,733**
Commitment and contingencies (Notes 1 and 5)	
Member's equity (Note 1):	
Capital	**648,796,358**
Accumulated deficit	**(603,448,721)**
Total member's equity	**45,347,637**
	$ 68,573,370

See accompanying summary of business and significant accounting policies and notes to statement of financial condition.

Summary of Business and Significant Accounting Policies

Organization

Lord Abbett Distributor LLC ("Company") is a New York limited liability company engaged in the general business of underwriting and distributing securities of investment companies. The Company is a broker-dealer registered with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority and the Securities Investor Protection Corporation. Lord, Abbett & Co. LLC ("Managing Member"), a Delaware limited liability company, has a 100% interest in the Company.

Company revenue is largely dependent on the total value of assets and sales of domestic investment companies ("Investment Companies") which are sponsored and managed by the Managing Member. Accordingly, fluctuations in financial markets impact the Company's revenue and results of operations. The Investment Companies are related parties to the Company. Management believes that all transactions between related parties are on terms equivalent or similar to what they would be if they were with third parties.

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 because the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of the rule.

The Managing Member has represented it will continue to make capital contributions to the Company to ensure the continued operations of the Company and compliance with capital requirements through September 30, 2010.

Cash and Cash Equivalents

The Company maintains cash balances at various financial institutions. Investments in Lord Abbett U.S. Government and Government Sponsored Enterprises Money Market Fund are considered cash equivalents.

Prepaid Distribution Costs

Fees paid in advance to brokers in connection with the sale of Class A, B and C shares of the Investment Companies are capitalized and amortized over one year.

Summary of Business and Significant Accounting Policies

Distribution and Service Fees

Distribution and service fees are accrued monthly based on the average net assets of the Investment Companies. The income from Class A and C contingent deferred sales charges collected is deferred and amortized over six months with one-half of the income being recognized in the month collected.

Sales Commissions

Sales commissions income is recorded upon sale of securities of the Investment Companies.

Allocated Expenses

The Company receives some of its services from the Managing Member, which provides the use of its employees, facilities and utilities. The Company has amounts due from/to the Managing Member resulting primarily from such transactions (Note 4). Expenses directly related to distribution activities are specifically allocated to the Company and other shared costs such as employees, facilities and utilities are allocated based on relative time spent on distribution activities and other means.

Income Taxes

The Company is not a taxable entity for Federal, state and local income tax purposes. Accordingly, there is no provision for income taxes in the accompanying statement of financial condition. Any taxes are the responsibility of the Managing Member.

Use of Estimates

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from these estimates.

New Accounting Pronouncement

In June 2006, The Financial Accounting Standards Board (the "FASB") issued FASB Interpretation No. 48 ("FIN 48") (ASC 740), "Accounting for Uncertainty in Income Taxes", which establishes that a tax position taken or expected to be taken in a tax return is to be recognized in the financial statements when it is more likely than not, based on the technical merits, that the position will be sustained upon examination. FIN 48 (ASC 740) is effective for fiscal years beginning after December 15, 2008. The adoption of FIN 48 (ASC 740) is not expected to have a material impact on the Company's results of its financial position.

1. Regulatory Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum regulatory net capital and requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15 to 1. Regulatory net capital and aggregate indebtedness may fluctuate on a daily basis.

As of September 30, 2009, the Company had regulatory net capital of $8,405,812 and a regulatory net capital requirement of $1,548,383. The Company's ratio of aggregate indebtedness to regulatory net capital was 2.76 to 1 at September 30, 2009.

2. Purchase and Sales Agreement

On August 1, 1996, the Company entered into a purchase and sales agreement with a counterparty that gives the purchaser an exclusive right and obligation to purchase future distribution fees receivable and any contingent deferred sales charges on Class B shares of the Investment Companies. This agreement is automatically extended from year to year unless either of the parties provides at least nine months notice of its intent not to renew. On August 18, 2009, the Company received a notice of nonrenewal to be effective June 1, 2010. The Company does not anticipate that termination of the agreement will have a material impact on its financial position.

3. Fair Value of Investments

On October 1, 2008, the Company adopted SFAS No. 157, "Fair Value Measurements". SFAS No. 157 (ASC 820) establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under SFAS No. 157 (ASC 820) are described below:

Level 1 - Quoted prices in active markets for identical assets or liabilities.

Level 2 - Quoted prices for similar assets and liabilities in active markets or all significant inputs are observable, either directly or indirectly.

Level 3 - Inputs that are unobservable.

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The valuation methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level within the fair value hierarchy, the Company's investment assets included in cash and cash equivalents, at fair value as of September 30, 2009:

	Level 1	Level 2	Level 3	Total
Money market funds	$30,288,653	$-	$-	$30,288,653

4. Related Party Transactions

Payables to the Managing Member and Affiliates are primarily due to expense allocations by the Managing Member.

5. Contingencies

The Managing Member and the Company (together, the "Firm") have been named as co-defendants in two separate class actions. One action alleges that the Firm received excessive fees from certain of the Lord Abbett Funds ("Funds"), and the second action alleges that material information was omitted from the Funds' prospectuses relating to the relative benefits of investing in one share class as compared with others. At this time, it is not possible to assess whether the Firm will incur any liability from these actions and, if so, the amount of any such liabilities.

6. Subsequent Events

The Company evaluated all events that occurred from October 1, 2009 through November 18, 2009, the date the statement of financial condition was available to be issued. During the period, the Company did not have any material recognizable subsequent events.

BDO Seidman, LLP
Accountants and Consultants

100 Park Avenue
New York, New York 10017
Telephone: (212) 885-8000
Fax: (212) 697-1299

Independent Auditors' Report on Internal Accounting Control Required by Securities and Exchange Commission Rule 17a-5

Lord, Abbett & Co. LLC
Jersey City, New Jersey

In planning and performing our audit of the financial statements and supplemental material of Lord Abbett Distributor LLC ("Company") as of and for the year ended September 30, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and the recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at September 30, 2009 to meet the SEC's objectives.

The report is intended solely for the information and use of management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

BDO Seidman, LLP

Certified Public Accountants

New York, New York

November 18, 2009

BDO

BDO Seidman, LLP
Accountants and Consultants

Lord Abbett Distributor LLC
(SEC I.D. No. 8-216)

Statement of Financial Condition and Independent Auditors' Report and Supplemental Report on Internal Control
September 30, 2009

FILED PURSUANT TO RULE 17a-5(e)(3) AS A PUBLIC DOCUMENT.

BDO

BDO Seidman, LLP
Accountants and Consultants

Lord Abbett Distributor LLC
(SEC I.D. No. 8-216)

Statement of Financial Condition and Independent Auditors' Report and Supplemental Report on Internal Control
September 30, 2009

FILED PURSUANT TO RULE 17a-5(e)(3) AS A PUBLIC DOCUMENT.

Lord Abbett Distributor LLC

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